ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 1, 2023	Yana Dobkin Guss T +1 617 951 7109 yana.guss@ropesgray.com

Lauren Hamilton

Securities and Exchange Commission

3 World Financial Center

New York, NY 10281

Re:	Barings Corporate Investors (File No. 811-02183) and Barings Participation Investors (File No. 811-05531) (the “Funds”)

Dear Ms. Hamilton:

Below is a summary of the oral comments you provided to me in connection with the review by the staff of the Securities and Exchange Commission (the “Staff”) of the annual reports to shareholders of the Funds for the fiscal year ended December 31, 2022 filed on Form N-CSR (the “N-CSR Filings”), together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable N-CSR Filing.

Comments relating to Barings Participation Investors and Barings Corporate Investors:

1)	Comment: Please supplementally explain why Items 2-12 of each Fund’s N-CSR Filing were filed as exhibits, as opposed to within the body of each filing.

Response: The Funds respectfully note that Items 2-12 of each Fund’s N-CSR Filing were filed as exhibits, as opposed to within the body of the filing itself, due to printer error. Going forward, the Funds will file Items 2-12 within the body of the N-CSR filing itself (which is consistent with the Funds’ past practice, apart from the N-CSR Filings). The Funds will also correct this when they refile the N-CSR Filing in response to Comment #3 below.

2)	Comment: The Staff noted that Form N-CSR was updated in January 2022 to include, among other things, new Items 4(i) and 4(j). Please address these items in future N-CSR filings, even if the response is N/A.

Response: The Funds will address Items 4(i) and 4(j) in future N-CSR filings. The Funds will also address these items when they refile the N-CSR Filings pursuant to Comment #3 below.

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3)	Comment: The Staff observed that the N-CSR Filings included the signature pages pertaining to the certifications required by Items 13(a)(2) and 13(b) of Form N-CSR, but did not contain the certifications themselves. Please refile each N-CSR Filing to include the full certifications required by Items 13(a)(2) and 13(b).

Response: As requested, each Fund will refile its N-CSR Filing to include the full certifications required by Items 13(a)(2) and 13(b).

4)	Comment: The Staff observed that each Fund’s N-CSR Filing, in response to Item 11(b) of Form N-CSR, states: “There were no changes in the Registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the Act) during the Registrant's second fiscal half year that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.” (emphasis added) The Staff notes that Item 11(b) requires that the representation concerning internal control on financial reporting is required to cover the period of the report, not a portion of the report (as the above-referenced representation addresses only the second fiscal half year). Please supplementally confirm that there were no changes in each Fund’s internal control over financial reporting during the period covered by the reports.

Response: Barings, LLC, investment adviser to each Fund, has instructed me to supplementally confirm that there were no changes in each Fund’s internal control over financial reporting (as defined in Rule 30a-3(d) under the Act) during each Fund’s fiscal year ended December 31, 2022 that materially affected, or were reasonably likely to materially affect, each Fund’s internal control over financial reporting. Each Fund will correct this disclosure in future N-CSR filings to satisfy the requirements of Item 11(b) of Form N-CSR. The Funds will also correct this disclosure when they refile the N-CSR Filings pursuant to Comment #3 above.

5)	Comment: The Staff observed that each Fund’s semi-annual report for the period ended June 30, 2023 was filed as an N-CSR, rather than an N-CSRS, filing. The Staff observed further that each Fund subsequently filed an N-CSRS/A amendment filing. The Staff requests that, in the future, a note be included as to the reason for an amendment filing.

Response: Each Fund notes that the initial filing of each Fund’s semi-annual report for the period ended June 30, 2023 on N-CSR, rather than N-CSRS, was due to printer error. Each Fund subsequently filed an N-CSRS/A amendment filing to add a cover page to each filing, which had inadvertently been omitted from the original filing. In the future, each Fund will take care to file semi-annual reports on N-CSRS, not N-CSR, and to include a note regarding the reason for an amendment filing.

- 3 -	December 1, 2023

6)	Comment: Within the statement of cash flows, please explain why paid-in-kind (PIK) interest is not presented as a non-cash item. Please refer to ASC 2030-10-50 Items 3 and 4 in this regard.

Response: In response to the Staff’s request, Barings has reviewed ASC2030-10-50 Items 3 and 4. Each Fund will reflect PIK interest as a non-cash item in future annual and semi-annual reports.

7)	Comment: The Staff notes that, per AS3101-06, each financial statement audited should be specifically identified in the introductory paragraph of the auditor’s opinion. The Staff observed that the audit opinions for each Fund in the N-CSR Filings use the term “consolidated selected financial highlights” in the basis for opinion paragraph, but refer to “consolidated financial highlights” in the opinion paragraph itself (omitting the required term “selected”). Please supplementally confirm that the auditor has opined on the “consolidated selected financial highlights.”

Response: Barings has conferred with each Fund’s auditor, KPMG LLP, and has confirmed that each opinion covers each Fund’s “consolidated selected financial highlights.” Each Fund will ensure that future N-CSR filings include an opinion that consistently uses the term “consolidated selected financial highlights.”

8)	Comment: The Staff observed that each Fund’s Schedule of Investments in the N-CSR Filings included positions that have no cost associated with them. For example, Command Alcon Limited Liability Company, Unit Class B (for Barings Participation Investors) and Hop Entertainment LLP (for Barings Corporate Investors) did not have a cost associated with them. Please discuss supplementally in your response letter and please include explanatory footnotes in future annual and semi-annual reports.

Response: In some cases, the Funds’ equity position has zero cost because it was received as part of a restructuring in which each Fund took a realized loss on the original position (this is the case for Hop Entertainment LLP). In other cases, the Funds may receive new shares as part of an amendment or add-on debt investment (this is the case for Command Alcon Limited Liability Company). Each Fund will provide an explanatory footnote for such positions in future annual and semi-annual reports.

Sincerely,

/s/ Yana D. Guss

Yana D. Guss